                       Securities and Exchange Commission

                            Washington, D.C.  20549

                                Schedule 13D/A3

                   Under the Securities Exchange Act of 1934

                  PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
                 --------------------------------------------
                                (Name of Issuer)

                     Certificates of Beneficial Interest
                    --------------------------------------
                        (Title of Class of Securities)

                                  709102 10 7
                                ----------------
                                (CUSIP Number)


                               Leonard I. Korman
                       Two Neshaminy Interplex, Suite 305
                          Trevose, Pennsylvania 19053
                           _________________________
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                                August 20, 1996
                               -------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
[_]

Check the following box if a fee is being paid with this statement. [_]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


NOTE that this Amendment No. 3 to the Schedule 13D filed on February 28, 1986 restates the entire text of the Schedule 13D pursuant to Rule 13d-2(c).

CUSIP NUMBER:  709102 10 7                                     PAGE 2 OF 9 PAGES

- --------------------------------------------------------------------------------

1)   Names of Reporting Persons; S.S. or I.R.S. Identification

          Leonard I. Korman
- --------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)
                                                                           (b)X
- --------------------------------------------------------------------------------

3)   SEC Use Only
- --------------------------------------------------------------------------------

4)   Source of Funds (See Instructions)                                      PF
- --------------------------------------------------------------------------------

5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                   N/A
- --------------------------------------------------------------------------------

6)  Citizenship or Place of Organization                           U.S. Citizen
- --------------------------------------------------------------------------------

   Number of                            7)  Sole Voting Power          243,088
    Shares                              ----------------------------------------
 Beneficially
   Owned by                             8)  Shared Voting Power        230,257
Each Reporting                          ----------------------------------------
 Person With
                                        9)  Sole Dispositive Power     243,088
                                        ----------------------------------------

                                        10) Shared Dispositive         230,257
                                            Power
- --------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      473,765
- --------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                            N/A
- --------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                  5.46%
- --------------------------------------------------------------------------------

14)  Type of Reporting Persons (See Instructions)                           IN
- --------------------------------------------------------------------------------

CUSIP NUMBER:  709102 10 7                                     PAGE 3 OF 9 PAGES



ITEM 1. SECURITY AND ISSUER
- ---------------------------

The securities to which this Schedule relates are the certificates of beneficial interest (the "Shares") of Pennsylvania Real Estate Investment Trust ("PREIT"), 455 Pennsylvania Avenue, Suite 135, Fort Washington, PA 19034.


ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

This Schedule is being filed on behalf of the following person:

          (a)  Name - Leonard I. Korman

          (b)  Principal business address -   Two Neshaminy Interplex, Suite 305
                                              Trevose, Pennsylvania  19053

          (c) The principal occupation of Mr. Korman is in his capacity as the chairman and CEO of Korman Commercial Properties, Two Neshaminy Interplex, Suite 305, Trevose, Pennsylvania 19053. Korman Commercial Properties is engaged in various phases of real estate activity.

          (d) During the past five years, Mr. Korman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Mr. Korman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was not, and is not, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

          (f)  Citizenship - United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ----------------------------------------------------------

     The source of the funds used in making the purchase of Shares as specified in paragraph (c)11 of Item 5 was his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

     The Shares were purchased for investment purposes.
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CUSIP NUMBER:  709102 10 7                                     PAGE 4 OF 9 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ---------------------------------------------

     (a)   The following information is as of August 20, 1996:

               Mr. Korman beneficially owns 473,765 Shares, being approximately 5.46% of the Shares issued and outstanding, as of August 8, 1996 as reported by counsel to PREIT, with such beneficial ownership being computed in accordance with Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

               Of these Shares, Mr. Korman owns 243,088 Shares in his own name, Mr. Korman's wife, Jane Korman, owns 420 Shares, and the balance of the Shares are held by the following trusts or foundation, for each of which Mr. Korman serves as a co-trustee and one of which he is also the income beneficiary:

                 Name                                                     Shares
                 ----                                                     ------

     Hyman Korman Family Foundation                                       87,570

     1965 Trust of Max Wm. Korman                                         33,805

     Trust Established Under Item Seventh of the Will of Max
          Wm. Korman, deceased, for the Benefit of Leonard
          Korman (the "Item 7 Trust for Leonard Korman")                  10,528

     Trust Established Under Item Seventh of the Will of Max
          Wm. Korman, deceased, for the Benefit of Berton
          Korman (the "Item 7 Trust for Berton Korman")                    8,529

     Trust Established Under Item Seventh of the Will of Max
          Wm. Korman, deceased, for the Benefit of Judith K.
          Langsfeld (the "Item 7 Trust for Judith Langsfeld")             10,528

     1986 Trust for the Benefit of John P. Korman
          (the "1986 Trust for John Korman")                               2,351

     Trust of Hyman Korman, settlor, under Agreement of Trust
          dated January 1, 1942, sur trust for Judith K.
          Langsfeld ("1942 Trust for Judith Langsfeld")                    6,000

     Trust of Hyman Korman, settlor, under Agreement of Trust
          dated January 1, 1942, sur trust for Joan R. Sohn
          ("1942 Trust for Joan Sohn")                                     6,000



CUSIP NUMBER:  709102 10 7                                     PAGE 5 OF 9 PAGES




     Trust of Judith K. Langsfeld under Agreement of Trust
          dated January 26, 1967 (the "1967 Trust for
          Judith Langsfeld")                                              33,862

     Trust of Susan J. Korman under Indenture of Trust dated
          November 11, 1986 (the "1986 Trust for Susan Korman")           14,913

     Trust of Catherine S. Korman under Indenture of Trust
          dated December 21, 1988 (the "1988 Trust for
          Catherine Korman")                                              14,911

     Trust of Judith K. Langsfeld, settlor, under Declaration of
          Trust dated December 1, 1982 for Benefit of Mark D.
          Langsfeld (the "1982 Trust for Mark Langsfeld")                    420

     Trust of Judith K. Langsfeld, settlor, under Declaration of
          Trust dated December 1, 1982 for Benefit of Elizabeth
          Langsfeld (the "1932 Trust for Elizabeth Langsfeld")               420

     Trust of Judith K. Langsfeld, settlor, under Declaration of
          Trust dated December 1, 1982 for Benefit of Benjamin
          K. Langsfeld (the "1982 Trust for Benjamin Langsfeld")             420

               Mr. Korman disclaims beneficial ownership of an aggregate of 230,677 Shares which are owned by his wife, Jane Korman, and by trusts of which he serves as a fiduciary, except for 10,528 shares owned by a trust of which Mr. Korman is a co-trustee and the income beneficiary. Mr. Korman also disclaims membership in any "group" relating to the Shares with any such persons for the purposes of Rule 13d-5 under the Exchange Act.

          (b) Mr. Korman has sole power to vote and to dispose of 243,088 Shares, no voting or disposition power over 420 shares owned by his wife, Jane Korman, and shared voting and disposition power with respect to 230,257, the balance of the shares specified in Item 5(a) hereof.

               The following information is provided with respect to the persons with whom Mr. Korman has shared voting and disposition power:

          The co-trustees of the Hyman Korman Family Foundation are I. Barney Moss, Berton E. Korman and Steven H. Korman.

          The co-trustees of the 1965 Trust of Max Wm. Korman and the 1967 Trust for Judith Langsfeld are Berton E. Korman and Judith K. Langsfeld.

CUSIP NUMBER:  709102 10 7                                     PAGE 6 OF 9 PAGES



          The co-trustees of the Item 7 Trusts for Leonard Korman, Berton Korman and Judith Langsfeld are Berton E. Korman and Judith K. Langsfeld.

          The co-trustee of the 1986 Trust for John Korman is Steven H. Korman.

          The co-trustee of the 1942 Trust for Judith Langsfeld is Berton E. Korman.

          The co-trustee of the 1942 Trust for Joan Sohn is Sarah R. Moss.

          The co-trustees of the 1986 Trust for Susan Korman are Jane Korman and Susan Korman Schurr.

          The co-trustees of the 1988 Trust for Catherine Korman are Jane Korman and Catherine Korman Altman.

          The co-trustee of the 1982 Trust for Mark Langsfeld, the 1982 Trust for Elizabeth Langsfeld and the 1982 Trust for Benjamin Langsfeld is Berton
     E. Korman.

          Each of the co-trustees is a United States citizen and has a business address at Two Neshaminy Interplex, Suite 307, Trevose, Pennsylvania 19053. To the knowledge of Leonard I. Korman, none of the co-trustees has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or funding any violation with respect to such laws.

          The principal occupation of Berton E. Korman is President of Korman Residential Properties, Inc.; and the principal occupation of Steven H. Korman is President of Korman Communities. Catherine Korman Altman is employed by Korman Commercial Properties. Korman Commercial Properties, Korman Residential Properties, Inc. and Korman Communities are each located at Two Neshaminy Interplex, Suite 307, Trevose, Pennsylvania 19053 and are each engaged in various phases of real estate activity. I. Barney Moss is retired. Bernice Korman, Judith Langsfeld, Sarah Moss, Jane Korman and Susan Korman Schurr are not employed outside the home.

          (c) The following is a description of each transaction in the Shares that were effected since the filing of Amendment No. 2 to Schedule 13D filed by Mr. Korman on August 11, 1986, his most recent filing on Schedule 13D:

          1. 9,662 Shares held by Mr. Korman as custodian for Alison Korman were transferred to her upon coming of age.

CUSIP NUMBER:  709102 10 7                                     PAGE 7 OF 9 PAGES



          2.  On May 29, 1987, there was a 3/2 split in all outstanding Shares.

          3. On December 21, 1988, 14,911 Shares held by Mr. Korman as custodian for Catherine Korman were transferred into the 1988 Trust for Catherine Korman, of which Mr. Korman is a co-trustee.

          4. On January 3, 1994, Matilda Korman gifted the following Shares with the following carry over basis to Mr. Korman: 105, $16.80 per Share and 315, $20.27 per Share.

          5. On January 3, 1994, Matilda Korman gifted 420 Shares with an aggregate carry over basis of $8,155.88 to the 1982 Trust for Mark Langsfeld.

          6. On January 3, 1994, Matilda Korman gifted 420 Shares with an aggregate carry over basis of $8,155.88 to the 1982 Trust for Elizabeth Langsfeld.

          7. On January 3, 1994, Matilda Korman gifted 420 Shares with an aggregate carry over basis of $8,159.35 to the 1982 Trust for Benjamin Langsfeld.

          8. On January 3, 1994, Matilda Korman gifted 420 Shares with an aggregate carry over basis of $8,152.41 to Jane Korman.

          9. On October 26, 1994, the Marital Trust Under Item 6A of the Will of Max Wm. Korman (deceased) terminated, upon which all 39,518 Shares were held by the estate of Matilda Korman.

          10. On January 17, 1995, Mr. Korman became a co-trustee of the 1982 Trust for James Korman which held 1,599 Shares at that time.

          11. On April 25, 1995, Mr. Korman purchased 23,219 Shares from the estate of Matilda Korman at $20.12 per Share for an aggregate purchase price of $467,282.38.

          12. The aggregated holdings of the Trusts under Item Seventh of the Will of Max Wm. Korman were separated into three holdings, with 10,528 Shares transferred to the Item 7 Trust for Leonard Korman on September 20, 1995, 10,529 Shares transferred to the Item 7 Trust for Berton Korman on October 18, 1995, and 10,528 Shares transferred to the Item 7 Trust for Judith Langsfeld on November 10, 1995.

          13. On October 20, 1995, the 1972 Trust for Carolyn Korman terminated, and on or before such date, all 3,349 Shares were distributed to the beneficiary, Carolyn Korman.

CUSIP NUMBER:  709102 10 7                                     PAGE 8 OF 9 PAGES



          14. On December 31, 1995, the 1972 Trusts for James Korman, Lawrence Korman, Bradley Korman and Mark Korman terminated, and on or before such date, an aggregate of 13,848 Shares were distributed to the respective beneficiaries of the trusts.

          15. On January 23, 1996, the 1982 Trust for James Korman sold 105 Shares for total proceeds of $2,140.01 and 90 Shares for total proceeds of $1,834.29.

          16. In February 1996, Mr. Korman resigned as a co-trustee of the Trust of Hyman Korman, settlor, under Agreement of Trust dated January 1, 1942, sur trust for Lynne K. Honickman.

          17. On March 11, 1996, the 1986 Trust for John Korman sold 1,000 Shares for total proceeds of $21,109.50.

          18. On March 14, 1996, the 1982 Trust for James Korman sold 1,404 Shares for total proceeds of $29,673.23.

          19. On March 18, 1996, the Item 7 Trust for Berton Korman sold 2,000 Shares for total proceeds of $42,095.77.

          20. On August 8, 1996, the David J. Friedman Trust Under Will for the Benefit of Jane Korman (the "Trust FBO Jane Korman"), for which Mr. Korman does not and has not served as a fiduciary, sold 2,500 Shares at $20.00 per Share.

          21. On August 9, 1996, the Trust FBO Jane Korman sold 400 Shares at $20.00 per Share.

          22. On August 20, 1996, the Trust FBO Jane Korman sold 3,100 Shares at $20.00 per Share.

          23. On August 23, 1996, the 1986 Trust for John Korman will sell 1,000 Shares at $20.375 per Share.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- ------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
- ---------------------------

     Each of the instruments governing the trusts and the foundation referred to in Item 5 provide that decisions of the trustees shall be made by a majority thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------

     There are no exhibits.

CUSIP NUMBER: 709102 10 7                                    PAGE 9 OF 9 PAGES


SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 22, 1996
               --



                                /s/ Leonard I. Korman
                               -----------------------------
                               Leonard I. Korman